 Exhibit 99.1

Kenon Holdings Reports Q1 2023 Results and Additional Updates

Singapore, June 5, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2023 and additional updates.

Q1 and Recent Highlights

OPC

•	In March 2023, OPC announced that it completed the acquisition of a power plant in the Kiryat Gat Industrial Zone for total consideration of NIS 870 million (approximately $248 million).

•
In May 2023, OPC announced that its subsidiary won a tender of the Israel Land Authority to design renewable energy electricity generation facilities using photovoltaic technology with an option to acquire lease rights in land in Israel for construction for total consideration of NIS 484 million (approximately $133 million).

•	Financial results:

•	OPC’s net profit in Q1 2023 was $22 million, as compared to $33 million in Q1 2022. OPC’s Q1 2023 net profit included share in profit of CPV of $24 million as compared to $30 million in Q1 2022.

•
OPC’s Adjusted EBITDA[1] in Q1 2023 was $24 million, as compared to $32 million in Q1 2022. In addition, OPC’s proportionate share in EBITDA[2] of CPV associated companies in 2023 was $51 million compared to $43 million in Q1 2022.

ZIM

•	Financial results[3]:

•	ZIM reported a net loss in Q1 2023 of $58 million, as compared to net profit of $1.7 billion in Q1 2022.

•	ZIM reported Adjusted EBITDA[1] in Q1 2023 of $373 million, as compared to $2.5 billion in Q1 2022.

1 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 5, 2023 for the definition of CPV’s Adjusted EBITDA and ZIM’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.
2 Proportionate share of EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 5, 2023 for the definition of OPC’s proportionate share of EBITDA of associated companies and a reconciliation to its share in profit of associated companies for the applicable period.
3 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended March 31, 2023 was approximately 21% (21% for year ended December 31, 2022).

Discussion of Results for the Three Months ended March 31, 2023

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 5, 2023 for summary of Kenon’s consolidated financial information; summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit; summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	For the three months ended March 31,
	2023	2022
	$ millions
Revenue	147	146
Cost of sales (excluding depreciation and amortization)	(103)	(98)
Finance expenses, net	(5)	(6)
Share in profit of associated companies, net	24	30
Profit for the period	22	33
Attributable to:
Equity holders of OPC	18	25
Non-controlling interest	4	8

Adjusted EBITDA[4]	24	32
Proportionate share of EBITDA[4] of associated companies	51	43

For details of OPC’s results by segment please refer to Appendix A.

Revenue

	For the three months ended March 31,
	2023	2022
	$ millions

Israel	131	134
U.S.	16	12
Total	147	146

Excluding the impact of translating OPC’s revenue from NIS to USD, OPC’s revenue increased by $14 million in Q1 2023, as compared to Q1 2022. Set forth below is a discussion of significant changes in revenue between Q1 2023 and Q1 2022.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The generation component for Q1 2023 was NIS 0.3094 per KW hour, which is approximately 12% higher than the generation component tariff in Q1 2022 of NIS 0.2760 per KW hour. An update to the hourly demand brackets, which became effective from the beginning of the quarter, had a negative impact on our results from Israel activities and caused a change in the seasonality of our revenues, which is expected to result in a significant increase in our results during the summer period at the expense of the other months of the year (particularly the first quarter).

4 Non-IFRS measure.  See Appendix C for a definition of OPC’s EBITDA and Adjusted EBITDA and a reconciliation of these measures to net profit.

•
 Revenue from sale of energy to private customers in Israel – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $3 million primarily as a result of an increase in the generation component tariff;

•
Revenue from private customers in respect of infrastructure services – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $12 million primarily as a result of (i) a $9 million increase in the generation component tariff and (ii) a $3 million increase in customer consumption; and

•
Revenue from sale of energy to the System Operator and to other suppliers – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues decreased by $5 million as a result of decrease in sale in surplus electricity due to an increase in customer consumption.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended March 31,
	2023	2022
	$ millions

Israel	94	91
U.S.	9	7
Total	103	98

As OPC’s cost of sales (excluding depreciation and amortization) is denominated in NIS, excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, OPC’s cost of sales (excluding depreciation and amortization) increased by $15 million in Q1 2023, as compared to Q1 2022. Set forth below is a discussion of significant changes in cost of sales between Q1 2023 and Q1 2022.

•
Natural gas and diesel oil consumption in Israel – Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $3 million primarily due to the increase in gas prices which is linked to an increase in the generation component tariff and movements in the USD/NIS exchange rate; and

•
Expenses for infrastructure services in Israel – Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $12 million primarily as a result of (i) a $9 million linked to the generation component tariff and (ii) a $3 million increase in customer consumption.

Finance Expenses, net

Finance expenses, net in Q1 2023 was $5 million, which is largely in line with Q1 2022 of $6 million.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $6 million in Q1 2023 to $24 million, as compared to $30 million in Q1 2022, primarily as a result of a decline in gas and electricity prices. This, together with increase in the unavailability of power plant from unplanned maintenance work, contributed to a decrease in energy margins which was partially offset by the realization of hedging gains.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on May 24, 2023 and the convenience English translations furnished by Kenon on Form 6-K on May 24, 2023.

Liquidity and Capital Resources

As of March 31, 2023, OPC had cash and cash equivalents of $416 million (excluding restricted cash), restricted cash of $21 million (including debt service reserves of $14 million), and total outstanding consolidated indebtedness of $1,285 million, consisting of $52 million of short-term indebtedness and $1,233 million of long-term indebtedness. As of March 31, 2023, a substantial portion of OPC’s debt was denominated in NIS.

As of March 31, 2023, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $842 million and proportionate share of cash and cash equivalents was $17 million.

Business Developments

Acquisition of Kiryat Gat Power Plant

In June 2022, OPC, through a subsidiary, had entered into a purchase agreement with Dor Alon Energy in Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership (together, “Dor Alon”) for the purchase by OPC of a partnership (the “Partnership”) which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area which began commercial operation in November 2019 (the “Power Plant”).

On March 30, 2023, OPC announced that that it completed the acquisition of the Partnership.

In connection with the completion of the acquisition, OPC made payment of NIS 572 million (approximately $163 million), after making adjustments to the working capital and cash balances, and Dor Alon transferred all rights in the Partnership. The payment of NIS 572 million consisted of (i) a payment of NIS 270 million by OPC to Dor Alon, and (ii) repayment by OPC of certain senior debt extended to the Power Plant in the amount of NIS 302 million. The outstanding consideration of approximately NIS 300 million (approximately $86 million) is due to be paid by December 31, 2023.

Acquisition of wind-powered energy power plants in the United States

On April 5, 2023, OPC announced that OPC’s subsidiary, CPV Group LP (“CPV”), through a 100% owned subsidiary, completed the acquisition of 100% of the interests in four operating wind-powered electricity power plants in Maine, United States.

The purchase price for the acquisition was $175 million, after adjustments, of which $100 million was financed with equity from CPV’s shareholders, including OPC, which contributed its portion (i.e. 70%) of such equity investment. CPV financed the remaining purchase price of $75 million with a loan facility with a five year term.

Israel Land Authority tender

On May 10, 2023, OPC announced that, OPC’s subsidiary, OPC Power Plants Ltd. (an 80%-owned subsidiary of OPC), won a tender of the Israel Land Authority (“ILA”) to design renewable energy electricity generation facilities using photovoltaic technology with an option to acquire lease rights for land in Israel for construction in three areas in Neot Hovav Industrial Local Council, with a total area of approximately 2,270 dunams (approximately 561 acres). The amount of total bid submitted by OPC for all three areas, in aggregate, was approximately NIS 484 million (approximately $133 million).

OPC announced that it intends to promote the establishment of a project to generate electricity using photovoltaic technology in these three areas, with an estimated cumulative capacity of 245 megawatts and an estimated storage capacity of 1,375 megawatt hours. The total development cost for solar projects in the three areas is estimated by OPC to be between NIS 2,240 million (approximately $614 million) and NIS 2,375 million (approximately $651 million).

CPV Valley financing arrangement

CPV Valley reached agreements in principle for the extension of the term of a financing agreement, whose contractual repayment date in regard to the loan is scheduled to be due on June 30, 2023. The extension of the term of the financing agreement is subject to obtaining formal approvals and signing final documents, which, are expected to take place before the end of Q2 2023.

ZIM

Discussion of ZIM’s Results5 for Q1 2023

ZIM carried approximately 769 thousand TEUs in Q1 2023 representing a 10% decrease as compared to Q1 2022, in which ZIM carried approximately 859 thousand TEUs. The average freight rate in Q1 2023 was $1,390 per TEU, as compared to $3,848 per TEU in Q1 2022.

ZIM’s revenues decreased by approximately 63% in Q1 2023 to approximately $1.4 billion, as compared to approximately $3.7 billion in Q1 2022, primarily due to a decrease in freight rates as well as carried volume.

ZIM’s net loss was $58 million, as compared to net income of $1.7 billion in Q1 2022. ZIM’s Adjusted EBITDA6 in Q1 2023 was $373 million, as compared to $2.5 billion in Q1 2022.

5 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended March 31, 2023 was approximately 21% (21% for year ended December 31, 2022).
6 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 5, 2023 for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its respective net profit for the applicable period.

Qoros

In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission for the sale of remaining 12% interest. The proceedings are ongoing.

For information on our agreement to sell our remaining interest in Qoros, and the ongoing proceedings relating to this agreement, and on Qoros’ loan agreements and our pledges in respect of Qoros debt see Kenon’s most recent annual report on Form 20-F filed with the SEC.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of March 31, 2023, Kenon’s stand-alone cash position was $643 million. In April 2023, Kenon received a dividend of $159 million ($151 million net of tax) from ZIM and paid a dividend of $150 million in April 2023.  As of June 5, 2023, Kenon’s stand-alone cash position was $640 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash position includes cash and cash equivalents and other treasury management instruments.

Share Repurchase Plan

In March 2023, Kenon announced a share repurchase plan of up to $50 million, pursuant to which repurchases may be made from time to time through open market purchases on the TASE or the NYSE or by way of off-market purchases in accordance with an equal access scheme, or by other means that comply with applicable laws.

Kenon entered into an initial mandate for repurchases of up to $12 million of shares through open market purchases on the TASE only, which initial mandate expired on May 25, 2023. We repurchased $7 million of shares pursuant to this initial mandate under the share repurchase plan.

Kenon has entered into a second repurchase mandate for repurchases of up to $20 million of shares through open market purchases on the TASE only, to be implemented by a broker who will have discretion as to repurchases pursuant to irrevocable instructions which include parameters as to price and volume set by Kenon, within the safe harbor from insider trading liability pursuant to the “Israel Securities Authority Opinion 199-8”. Such mandate will expire on August 25, 2023.

About Kenon

Kenon has interests in the following businesses:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;

•	ZIM (21% interest) – an international shipping company; and

•	Qoros (12% interest7) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release and related discussions  include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to OPC, including the impact of changes in tariffs, including changes to hourly demand brackets, OPC’s business developments including the ILA tender, including capacity and costs of development project and the agreement in principal to extend the maturity of the CPV Valley financing arrangement, Kenon’s agreement to sell its remaining interest in Qoros and the related legal proceedings, statements with respect to Kenon’s share repurchase plan and mandates thereunder and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to OPC’s business, the impact of tariffs, the outcome of bids and tenders including the ILA tender and the cost and capacity of projects, risks relating to reaching final agreement on the CPV Valley financing extension and the terms thereof, and Kenon’s agreement to sell its remaining interest in Qoros, including risks relating to payments required to be made to Quantum which have not been made as required and whether such payments will be received at all and whether Kenon will be successful in respect of the related legal proceedings and the ability to recover amounts awarded in respect therewith, if any, risks relating to Kenon’s share repurchase plan including the amount of shares that will actually be repurchased and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

7 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.